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
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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:  3235-0058
                                                                                                    Expires:    May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-27824
(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
                                                                                                               784933103
     For Period Ended: September 30, 2000                                                           -----------------------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

SPAR Group, Inc.
____________________________________________________________________________________________________________________________________
Full Name of Registrant

PIA Merchandising Services, Inc.
____________________________________________________________________________________________________________________________________
Former Name if Applicable

580 White Plains Road
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Tarrytown, NY  10591
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

  |x|     (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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
State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.
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                                SEE ATTACHMENT A
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

      Charles Cimitile, Chief Financial Officer                914                                    332-4100
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                                SEE ATTACHMENT B
====================================================================================================================================

                                                          SPAR Group, Inc.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 14, 2000                                                       By /s/ Charles Cimitile
     ----------------------                                                     -----------------------
                                                                                Name: Charles Cimitile
                                                                                Title: Chief Financial Officer
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

                                  ATTACHMENT A

                              PART III - NARRATIVE

The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the consolidation of the business operations obtained in the recent reverse merger of its subsidiary with SPAR Acquisition, Inc. As a result, the financial statements of the Registrant for the fiscal quarter ended September 30, 2000 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for the fiscal quarter ended September 30, 2000, have not substantially changed in comparison with the results of operations for the fiscal quarter ended September 30, 1999. However, the Registrant anticipates reporting that the results of operations for the nine-month period ended September 30, 2000, while expected to be positive, may nevertheless have substantially changed in comparison with the results of operations for the nine-month period ended September 30, 1999.

The reverse merger between a subsidiary of SPAR Group, Inc. (f/k/a PIA Merchandising Services, Inc.), and SPAR Acquisition, Inc., consummated on July 8, 1999, has been accounted for as required under GAAP as a purchase by SPAR Acquisition, Inc., and its subsidiaries of PIA Merchandising Services, Inc. (SPAR Group, Inc. pre-merger), and its subsidiaries, with the books and records of the Registrant being adjusted to reflect the historical operating results of SPAR Acquisition, Inc. As a result, the quarter-to-quarter comparisons will not include any of the revenues and expenses of PIA Merchandising Services, Inc. (SPAR Group, Inc. pre-merger) prior to July 8, 1999 (including all of 1998), in the revenues and expenses of the SPAR Group prior to such dates.

The Registrant cannot, at this time, present a reasonable estimate of the results of operations as an analysis of the financial treatment of certain matters has not been completed.